Jumei International Holding Limited

20th Floor, Tower B, Zhonghui Plaza

11 Dongzhimen South Road, Dongcheng District

Beijing 100007, People’s Republic of China

June 22, 2015

VIA EDGAR

William H. Thompson, Accounting Branch Chief

Scott Stringer, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jumei International Holding Limited (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2014 (the “2014 20-F”)
Filed April 29, 2015
File No. 001-36442

Dear Mr. Thompson and Mr. Stringer:

This letter sets forth the Company’s response to the comment contained in the letter dated June 9, 2015 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2014 20-F. The “Company” is used in this letter to refer to Jumei International Holding Limited, its subsidiaries, its consolidated variable interest entities and subsidiaries of the consolidated variable interest entities. The comment is repeated below in bold and followed by the response thereto.

Notes to Consolidated Financial Statements

12. Share based compensation, page F-31

1.	Please revise your disclosure in future filings to include the following disclosures or explain to us why such disclosures are not meaningful to investors or required by GAAP. Please refer to ASC 718-10-50.

•	The weighted average grant date fair value of founders’ shares vested, the weighted average fair value of restricted shares granted and vested, and the weighted average grant date fair value of options granted, vested and forfeited for each year presented and the weighted average exercise prices of options granted, forfeited and exercised during the most recent year; and

•	The total intrinsic value of options exercised and the total fair value of shares vested during each year.

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In future filings, the Company will modify the disclosures as follows:

•	With respect to the weighted average grant date fair value of founders’ shares vested, the founders’ shares were granted only once, on July 15, 2009, as disclosed in the 2014 20-F. In the third paragraph of page F-34 of the 2014 20-F, the Company originally disclosed: “Grant date fair value per restricted share is US$0.01.” In future filings, the Company will revise this disclosure to: “Shares were granted to the founders on July 15, 2009, and the fair value per share at that time was US$0.01.”

•	With respect to the weighted average fair value of restricted shares granted and vested, the Company will add disclosure similar to the following in future filings, with the changes highlighted in bold:

Restricted Shares	Number of Shares	Weighted Average Grant Date Fair Value
Unvested as of December 31, 2013	-
Granted	38,272	22.34
Vested	(3,783)	23.31
Unvested as of December 31, 2014	34,489	22.23

•	With respect to the weighted average grant date fair value of options granted, vested and forfeited for each year presented and the weighted average exercise prices of options granted, forfeited and exercised during the most recent year, the Company will add such disclosure in future filings. Similarly, in future filings, the Company will add disclosure regarding the total intrinsic value of options exercised and the total fair value of shares vested each year.

The disclosure in future filings will be as follows, with the changes highlighted in bold:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value
		US$	In years		US$
Outstanding as of December 31, 2011	4,332,000	0.04	9.08		2,720
Granted	1,200,000			1.04
Forfeited	(565,000)			0.31
Outstanding as of December 31, 2012	4,967,000	0.19	8.32		21,429
Granted	2,837,500			6.66
Repurchase of vested options	(910,000)
Forfeited	(262,708)			4.32
Outstanding as of December 31, 2013	6,631,792	0.57	8.13		85,854
Granted	500,000	15.00		10.68
Forfeited	(136,002)	11.81		8.85
Exercised	(492,893)	0.94			6,248
Outstanding as of December 31, 2014	6,502,897	1.42	7.29		79,877
Vested and expected to vest as of December 31, 2014	6,273,762	1.36	7.25		77,397
Exercisable as of December 31, 2014	4,211,552	0.57	6.69		55,076

The weighted average grant date fair value of options vested during 2012, 2013, and 2014 was US$0.15, US$1.61, and US$3.23, respectively.

The total fair value of shares vested during 2012, 2013 and 2014 was US$11,431, US$72,512 and US$312,897, respectively.

* * *

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The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2014 20-F, please contact the undersigned at +86 10 5676-6974 or + 86 10 5676-6918 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740-4863.

Very truly yours,

/s/ Mona Meng Gao
Mona Meng Gao
Co-Chief Financial Officer

/s/ Yunsheng Zheng
Yunsheng Zheng
Co-Chief Financial Officer

cc:	Leo Ou Chen, Chairman and Chief Executive Officer, Jumei International Holding Limited
Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Amanda Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP

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